Exhibit 99.1

REGULATIONS THAT MAY AFFECT OUR BUSINESS ACTIVITIES

The following sets forth a summary of the major laws and regulations applicable to our business in Malaysia and Singapore.

THE LAWS AND REGULATIONS OF MALAYSIA

The following section summarizes the principal laws and regulations of Malaysia which are relevant to our business. As this is a summary, it does not purport to be an exhaustive description of all relevant laws and regulations of which our business is subject to and are only intended to provide general information as to relevant laws and regulations which our business may be subjected to.

Merchant Shipping Ordinance 1952 (“MSO”)

The MSO is the principal legislation governing merchant shipping in Malaysia. In addition, the MSO has also adopted certain international maritime conventions making them laws under the MSO to be complied with.

The MSO provides for two types of ship registries, namely the domestic registry and the Malaysia International Ship Registry. In order to be registered as a Malaysian ship under the domestic registry, a ship needs to be wholly owned by either Malaysian citizens or a corporation incorporated in Malaysia in which the majority of directors and shareholders are Malaysians with principal office in Malaysia and management is carried out mainly in Malaysia. Prior to registration, the ship owner shall obtain a certificate specifying the ship’s tonnage and build and such other particulars descriptive of the identity of the ship. Upon being registered, the ship shall be issued with a certificate of registry. The registrar may issue in respect of any ship a provisional certificate of registry that shall be valid for a maximum period of one year before a permanent certificate of registry is issued.

If a ship is owned by a corporation which is incorporated in Malaysia and the office of such corporation is established in Malaysia, but the majority of the shareholding, including voting shares of such corporation are not held by Malaysians, the ship can still be registered as a Malaysian ship under the Malaysia International Ship Registry irrespective of where the ship was built. This is subject to the requirement that the ship is fitted with mechanical means of propulsion, is of not less than 1,600 gross tonnage and does not exceed the maximum age restrictions.

The Domestic Shipping Licensing Board is established pursuant to the MSO to regulate and control the licensing of ships engaged in domestic shipping, which is prescribed under the MSO as the use of ship to provide services, other than fishing, in Malaysian waters or the exclusive economic zone, or for the shipment of goods or the carriage of passengers from or to any port or place in Malaysia or from any port or place in Malaysia to any place in the exclusive economic zone or vice versa. The MSO also provides that no ship, other than a Malaysian ship, may engage in domestic shipping and a ship must have a licence before it can engage in domestic shipping unless exempted under the MSO. A Malaysian ship of less than 15 net tonnage, among others, is exempted from having such domestic shipping licence. The exclusive economic zone of Malaysia refers to an area beyond and adjacent to the territorial sea of Malaysia and extending to a distance of 200 nautical miles from the baselines from which the breadth of the territorial sea is measured and where the limits of the exclusive economic zone are modified and altered in accordance with the provisions of any written law relating to the exclusive economic zone, the exclusive economic zone shall mean the exclusive economic zone as so modified and altered.

The MSO further prescribes that Malaysian ships registered under the MSO shall be issued with, among others, the following certificates:

(i)	International Ship Security Certificate;

(ii)	Safety Management Certificate;

(iii)	Cargo Ships Safety Equipment Certificate;

(iv)	Cargo Ships Safety Radio Certificate;

(v)	Cargo Ship Safety Construction Certificate; and

(vi)	Load Line Certificate.

Generally, these certificates shall remain in force for five years or such shorter period as may be specified therein. A Malaysian ship is prohibited from proceeding to sea without the relevant certificates prescribed under the MSO.

The MSO also provides that a seafarer who is engaged on board a ship shall hold a certificate that verifies his competency and qualification to work on a ship. The owner of every ship shall also enter into agreements with his seafarers in relation to, among others, the nature and duration of an intended voyage, capacity in which the seafarers are to serve and their wages.

In addition, section 491B(1) of the MSO provides that any ship which is engaged or intends to engage in ship-to-ship activities in Malaysian waters shall be required to notify the Director of Marine of such activity. All bunkering activities are monitored under section 491B(3) of the MSO whereby the Director of Marine, upon receiving the notification, may impose such terms and conditions as he thinks fit, including prescribing the fees for anything to be done or permitted to be done under the MSO, on the activity. The owner, master or agent of the ship or any person who contravenes subsection (1) or (3) shall be guilty of an offence and shall, on conviction, be liable to a fine not exceeding one hundred thousand ringgit or to imprisonment for a term not exceeding two years or to both.

International Conventions Adopted by Statutes

International conventions relating to maritime law have been incorporated into Malaysian law in two ways, either by way of legislations embodying, in its own words, provisions having the effect of the convention or by legislations embodying the original text of the convention itself, usually in a schedule with separate changes to be made under Malaysian law for the satisfactory operation of the convention. Examples of some of these conventions are set out below:

(A)	International Conventions Adopted by MSO

The following international conventions are the conventions which have been incorporated into Malaysian law by the MSO:

(i)	International Convention for the Safety of Life at Sea 1974, as amended (“SOLAS 1974”)

SOLAS 1974 specifies among others, minimum safety standards for the construction, equipment and operation of ships. The convention includes regulations concerning the survey of various types of ships and the issuing of documents signifying that the ships meet the requirements of the convention. SOLAS 1974 also stipulates requirements for stowage and securing of cargo or cargo units and structural requirements for bulk carriers. The International Ship and Port Facility Security Code (“ISPS Code”) came into force under Chapter XI-2/3 of SOLAS 1974. The ISPS Code constitutes the basis for a comprehensive mandatory security regime for international shipping. The ISPS Code outlines detailed maritime and port security related requirements which SOLAS 1974 contracting governments, port authorities and shipping companies must adhere to. The International Safety Management Code (“ISM Code”) came into force under Chapter IX of SOLAS 1974. The ISM Code provides an international standard for the safety management and operation of ships and for pollution prevention. It establishes safety management objectives and requires safety management systems to be established by persons who have assumed responsibilities for operating the ships. The procedures required by the ISM Code should be documented and compiled in a Safety Management Manual, a copy of which should be kept on board.

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(ii)	International Regulations for Preventing Collisions at Sea 1972 (“COLREG 1972”)

COLREG 1972 has been adopted by Malaysia as a schedule to the Merchant Shipping (Collisions Regulations) Order 1984 issued pursuant to the MSO. COLREG 1972 sets out the rules for safe navigation and other requirements for safe conduct as well as the requirements for vessels operating in restricted visibility to prevent any collision involving a vessel. The regulations shall be complied with by all vessels upon the high seas and in all connected therewith and navigable by sea-going vessels.

(iii)	International Convention for the Prevention of Pollution from Ships 1973, as modified by the Protocol of 1978 (“MARPOL 1973”)

MARPOL 1973 the main international convention covering prevention of pollution of the marine environment by ships from operational or accidental causes. Among others, MARPOL 1973 renders it mandatory for new oil tankers to have double hulls. MARPOL 1973 also sets out certain requirements to control pollution of the sea by sewage, wherein discharge of sewage into the sea is prohibited unless the ship has in operation an approved sewage treatment plant. The convention also limits on sulphur oxide and nitrogen oxide emissions from ship exhausts and prohibits deliberate emissions of ozone depleting substances.

The IMO regulates the emissions of sulphur oxides from ships first came into force in 2005 via Annex VI of MARPOL 1973. Since then, the limits on sulphur oxides have been progressively tightened. Since 1 January 2020, the limit for sulphur in fuel oil used on board ships operating outside designated emission control areas (i.e. the Baltic Sea area, the North Sea area, the North American area, (covering designated coastal areas off the United States and Canada) and the United States Caribbean Sea area (waters around Puerto Rico and the United States Virgin Islands) has been reduced to 0.50% m/m (mass by mass) as opposed to the previous limit of 3.5%.

(iv)	International Convention on Tonnage Measurement of Ships 1969 (“TONNAGE 1969”)

TONNAGE 1969 prescribes among others the standards wherein ships are to be surveyed and measured in relation to its gross and net tonnages.

(v)	International Convention on Load Lines 1966, as amended by the Protocol of 1988 (“ICLL 1966”)

ICLL 1966 prescribes the standards at which freeboards of ships are to be assigned and the load lines of ships are to be marked in accordance with the convention.

(vi)	Convention on Limitation of Liability for Maritime Claims 1976, as amended by the Protocol of 1996 (“LLMC 1976”)

LLMC 1976 prescribes that shipowners and salvors may limit their liability in respect of maritime claims in accordance with the rules of LLMC 1976.

The limit of liability for claims is calculated based on the tonnage of the ship. LLMC 1976 segregates the types of claims into two categories, (i) claims for loss of life or personal injury; and (ii) property claims (such as damage to other ships, property or harbour works). The limitation amount for claims for loss of life or personal injury is twice the limitation amount for property claims. However, shipowners and salvors are not entitled to limit their liability if it is proven that the loss resulted from their personal act or omission, committed with the intent to cause such a loss or recklessly and with knowledge that such loss would probably result.

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(vii)	International Convention on Standards of Training, Certification and Watchkeeping for Seafarers 1978, as amended (“STCW 1978”)

The STCW 1978 has been adopted by Malaysia pursuant to the Merchant Shipping (Training and Certification) Rules 1999 issued under the MSO. The STCW 1978 prescribes minimum standards relating to training, certification and watchkeeping for seafarers which countries are obliged to meet.

(viii)	International Convention on Oil Pollution Preparedness, Response and Cooperation 1990, as modified by the Protocol of 2000 (“OPRC 1990”)

Parties to the OPRC 1990 are required to establish measures for dealing with pollution incidents. Ships are required to carry a shipboard oil pollution emergency plan and are required to report incidents of oil pollution to coastal authorities.

(ix)	Maritime Labour Convention 2006, as amended (“MLC 2006”)

The MLC 2006 sets out the requirements for working and living conditions for seafarers, including conditions of service, wages, health and medical care, occupational safety, accommodation, recreational facilities and provisions to be provided on board the Malaysian ship. The MLC 2006 requires all ships of 500 gross tonnage or more plying internationally to hold a valid Maritime Labour Certificate.

(x)	Nairobi International Convention on the Removal of Wrecks 2007 (“WRC 2007”)

The WRC 2007 provides for the removal of wrecks which pose a hazard to the safety of navigation or to the marine and coastal environments. Wreck is defined as a sunken or stranded ship, any part of or an object on a sunken or stranded ship, any object that is lost at sea from a ship and is stranded, sunken or adrift or a ship that is reasonably expected to sink or to strand.

The WRC 2007 places the onus to remove the wreck on the shipowners and renders shipowners financially liable for the costs of wreck removal. The shipowners are also required to maintain compulsory insurance or other financial security to cover liability under the WRC 2007.

(B)	International Conventions Adopted by the Carriage of Goods by Sea Act 1950 (“CGSA”) and the Merchant Shipping Ordinance 1960 (Sabah) and the Merchant Shipping Ordinance 1960 (Sarawak) (collectively, the “MSO Sabah and Sarawak”)

The International Convention for the Unification of Certain Rules of Law relating to Bills of Lading, Brussels, 1924 (“Hague Rules”) have been adopted by Malaysia through the CGSA and the MSO Sabah and Sarawak. The provisions govern carriage of goods by sea in ships carrying goods from any port in Malaysia to any other port whether in or outside Malaysia. Every sea carriage document issued in Malaysia which contains or is evidence of any contract to which the Hague Rules apply shall contain an express statement that it is to have effect subject to the Hague Rules.

The provisions of CGSA and MSO Sabah and Sarawak also provide, among others, rules relating to bills of lading; and the rights, responsibilities and liabilities of a carrier and a shipper under a contract of carriage of goods by sea.

(C)	International Conventions Adopted by the Merchant Shipping (Oil Pollution) Act 1994 (now known as Merchant Shipping (Liability and Compensation for Oil and Bunker Oil Pollution) Act 1994) (“MSOPA”)

The International Convention on Civil Liability for Bunker Oil Pollution Damage 2001 has been adopted by the MSOPA. The MSOPA provides for the civil liability for oil and bunker oil pollution by merchant ships in Malaysian waters and for matters connected therewith. Under the MSOPA, the owner of a ship at the time of an incident, or where the incident consists of a series of occurrences having the same origin, at the time of the first occurrence, shall, except as otherwise provided for by the MSOPA, be liable for any pollution damage caused by the ship as a result of the incident in any area of Malaysia.

The International Convention on Civil Liability for Oil Pollution Damage of 1992 (“CLC 1992”) applies to oil pollution damage resulting from spills of persistent oil from tankers and has been adopted by the MSOPA.

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Port Authorities Act 1963 (Act 488) (“PAA”)

The PAA provides for the establishment of port authorities, for the functions of such authorities and for matters connected therewith. Different ports in Malaysia may have their own specific regulations and guidelines governing bunkering activities within their jurisdictions. Under section 3(2)(v) of the PAA, each port authority has the power to undertake or grant licence on such conditions as the authority may think fit to any company, firm, person or persons to undertake, any activities in the port as may appear to the port authority to be necessary, which may include bunkering operations.

Petroleum Development Act 1974 (Act 144) (“PDA”)

The PDA governs the exploration and exploitation of petroleum whether onshore or offshore by Petroliam Nasional Berhad, the corporation vested with the entire ownership in and the exclusive rights, powers, liberties and privileges in respect of petroleum in Malaysia, and to control the carrying on of downstream activities and development relating to petroleum and its products. In accordance with section 6(3) of the PDA and Regulation 3A(2) of the Petroleum Regulations 1974, an application for permission to initiate or continue any business marketing or distribution of petroleum or petroleum products shall be made to the Secretary General of the Ministry of Domestic Trade and Cost of Living (“KPDN”).

KPDN regulates marketing and distribution activities of petroleum materials or petroleum products through four (4) types of PDA permissions issued based on the following activities:

1.	To operate gas stations / mini gas station / portable container systems / skid tank /floating barge in Malaysia (PDA 1)
2.	To carry out bunkering services (PDA 2)
3.	To operate petroleum transportation services (PDA 3)
4.	To carry out wholesale marketing of petroleum / LPG based materials (PDA 4)

The Guidelines for application for PDA2 permission for bunkering services issued by KPDN (July 2022) requires all new applicants to have a minimum 30% equity held by Bumiputera. In addition, the PDA holder is required to obtain the prior approval of KPDN for any changes in shareholding structure and board of directors.

Customs Act 1967 (Act 235) (“Customs Act”)

The Customs Act regulate the import and export of goods in Malaysia, and the duties thereon. The Director General of Customs and Excise may, in his absolute discretion, permit or refuse to permit the taking of anything without payment of customs duty into a ship as ship’s stores as well as to permit or refuse to permit the use, within the territorial waters, of any ship’s stores on which customs duty has not been paid.

Control of Supplies Act 1961 (Act 122) (“CSA”)

The CSA sets out the provisions for the control and rationing of certain supplies. Pursuant to the CSA and the Control of Supplies Regulations 1974 (PU(A) 103/1974) (“CSR”), the dealing by wholesale or retail in any scheduled article or manufacture any scheduled article (which includes petrol, and all grades of diesel fuel, and mixture of diesel fuel and biofuel) except under and in accordance with a license issued under the CSR. Where a person has more than one place of business he shall take out a separate license in respect of each place of business. A wholesaler or a retailer shall not purchase a scheduled article except from a person who is licensed to deal in such scheduled article by wholesale unless authorised otherwise in writing by the Controller of Supplies under the CSA in respect of any particular seller or class of sellers of such scheduled article. A retailer shall not have in his possession or under his custody or control at any one time more than such quantity of any scheduled article as may be specified in the license.

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Environmental Quality Act 1974 (Act 127) (“EQA”)

The EQA sets out provisions in respect of prevention, abatement, control of pollution and enhancement of the environment.

It is an offence under EQA for any person, unless licensed to do so, to among others –

(i)	emit or discharge wastes into the atmosphere;
(ii)	emit or cause or permit to be emitted any noise greater in volume, intensity or quality;
(iii)	pollute or cause or permit to be polluted any soil or surface of any land; or
(iv)	emit, discharge or deposit any wastes into any inland waters,

in contravention of the acceptable conditions specified in EQA.

The EQA also empowers the Minister charged with the responsibility for environment protection to make regulations specifying acceptable conditions for the emission, discharge or deposit of environmentally hazardous wastes or the emission of noise into the environment. Among the regulations which have been issued includes the Environmental Quality (Scheduled Wastes) Regulations 2005 (“2005 Regulations”).

Pursuant to the 2005 Regulations, every scheduled waste generator shall notify the Director General of Environmental Quality of the new categories and quantities of scheduled wastes which are generated within 30 days of its generation.

Scheduled wastes shall only be disposed of at prescribed premises and be treated at prescribed premises or on-site treatment facilities. In addition, scheduled wastes shall be properly stored in containers which are clearly labelled and marked for identification and warning purposes, delivered to and received at prescribed premises for treatment and disposal.

Local Government Act 1976 (Act 171)

Prior to the commencement of our business operations in Malaysia, we are required to apply for business premises licenses for each operating premises from the relevant local authority under the Local Government Act 1976, which confers power to the local authority to create by-laws in respect of all matters as are necessary or desirable for the maintenance of the health, safety and well-being of the inhabitants or for good order and government of the local authority area including to control and supervise, by registration, licensing or otherwise, including by prohibition, a trade, business or industry which is of an obnoxious nature or which could be a source of nuisance to the public or a class of public, and any person who fails to exhibit his license at all times in some prominent place on the licensed premises or fails to produce such license when required shall be liable to a fine not exceeding RM500 and/or to imprisonment for a term not exceeding six months.

Regulations Relating to Business Operations in Labuan

Our vessels are owned by our subsidiaries which are incorporated under the Labuan Companies Act. In addition to the regulations above, our Labuan subsidiaries are allowed to participate in business activities and enjoy tax benefits provided under the Labuan Business Activity Tax Act 1990 (Act 445) (“LBATA”). As they carry out Labuan leasing business, namely bareboat chartering, they are required to be licensed under the Labuan Financial Services and Securities Act 2010 (Act 704) (“LFSSA”). The licences impose various obligations on these subsidiaries including having sufficient and positive capital or working funds which commensurate with the Labuan leasing business at all times and establishing adequate set of internal policies and controls for its operations, compliance, corporate governance and risk management. The licence may be revoked for reasons including being convicted of an offence under the LFSSA or of a criminal offence in any recognised country or jurisdiction. If the licence of any of our Labuan subsidiary is revoked, such subsidiary is required from the date such revocation taking effect, cease to transact any further Labuan leasing business. The approval from the Labuan Financial Services Authority is required in respect of any change in shareholders of a Labuan company carrying on leasing activities by more than 10%.

A company that commits an offence against the LFSSA for which no penalty is expressly provided shall be liable to a fine not exceeding three million ringgit and in the case of a continuing offence, shall, in addition, be liable to a daily fine not exceeding five thousand ringgit for each day the offence continues to be committed. In addition, a person who, at the time of the commission of the offence, was a director or other similar officer or was purporting to act in any such capacity may be charged severally or jointly in the same proceedings with the body corporate.

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Regulations Relating to Anti-Money Laundering and Counter-Terrorism Financing

The Anti-Money Laundering, Anti-Terrorism Financing and Proceeds of Unlawful Activities Act 2001 (Act 613) (the “AMLA 2001”) prohibits money laundering and terrorism financing activities. Any person who (a) engages in a transaction that involves proceeds of unlawful activity; (b) uses proceeds of unlawful activity; (c) removes from or brings into Malaysia proceeds of unlawful activity; or (d) conceals, disguises, or impedes the establishment of the true nature, origin, location, movement, disposition, title of, rights with respect to, or ownership of, proceeds of unlawful activity, commits a money laundering offence under the AMLA 2001.

In addition, a reporting institution under the First Schedule of the AMLA 2001 is obliged to observe the anti-money laundering and counter financing terrorism requirements and standards, which include reporting and record-keeping duties, such as submitting suspicious transaction reports, implementing risk-based application, and conducting customer due diligence.

Our Labuan incorporated subsidiaries are deemed to be a reporting institution. In addition, notwithstanding that our other subsidiaries do not fall within the First Schedule of AMLA 2001, we are required to comply with the provisions under the AMLA 2001.

Regulations Relating to Labour

The principal law that governs and regulates all labour relations — including contracts of service, payment of wages, employment of women, maternity protection, hours of work, holidays, leave policy, termination, layoff, retirement benefits, and employment of foreign employees — is the Employment Act 1955 (Act 265) (the “EA 1955”). EA 1955 applies to the Peninsular Malaysia and the Federal Territory of Labuan. Following the implementation of the Employment (Amendment of First Schedule) Order 2022, which came into force on January 1, 2023, the applicability of the EA 1955 has been expanded to include any person who has entered into a contract of service with an employer, irrespective of their monthly wages, is engaged in manual labour, serves as a supervisor of such manual labourer, serves as a domestic employee, or is engaged in any capacity in any vessel registered in Malaysia subject to certain conditions. Notwithstanding this, pursuant to Paragraph 1A of the First Schedule of the EA 1955, certain provisions in respect of overtime payments termination, layoff and retirement benefits will not apply to employees whose wages exceed RM4,000 a month.

The widening scope of the EA 1955 indicates that all employers should ensure that the terms of their existing contract of employment comply with the minimum standards prescribed under the EA 1955 as well as all other applicable statutory requirements, including the minimum retirement age and statutory contributions such as Social Security and Employees’ Provident Fund.

Other laws and regulations in relation to employment matters include the Industrial Relations Act 1967 (Act 177), Immigration Act 1959/63 (Act 155), Employment (Restriction) Act 1968 (Act 796), Employees Provident Fund Act 1991 (Act 452), Employees’ Social Security Act 1969 (Act 4), Employees’ Social Security (General) Regulations 1971, Employment Insurance System Act 2017 (Act 800), Minimum Retirement Age Act 2012 (Act 753) and Minimum Wages Order 2024.

In addition, the Occupational Safety and Health Act 1994 (Act 514) (“OSHA”) sets out provisions for securing the safety, health and welfare of persons at work and for protecting others against risks to safety or health in connection with the activities of persons at work. Under OSHA, our Group, as the employer, has a duty to ensure, so far as is practicable, the safety, health and welfare at work of all its employees, and the matters to which such duty extends includes: –

(i)	the provision and maintenance of plants and systems of work that are, so far as is practicable, safe and without risks to health;

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(ii)	the provision of such information, instruction, training and supervision as is necessary to ensure, so far as is practicable, the safety and health at work of all its employees;

(iii)	so far as is practicable, the maintenance of a place of work that is in a safe condition and without risks to health; and

(iv)	the provision of adequate facilities with regards to the welfare of its employees at work.

In addition, the MSO which has ratified the Maritime Labour Convention 2006 sets out the requirements for working and living conditions for seafarers.

Our Group also has a duty to formulate a general safety and health policy for its employees at work and to bring the policy and any revisions of such policy to the notice of all of its employees.

Our Group is also under a duty to ensure, so far as is practicable, that it and other persons, not being its employees, who may be affected are not thereby exposed to risks to their safety or health from the conduct of their undertakings.

Regulation on Dividend Distributions

Malaysia Companies Act 2016 (Act 777)

Under the Malaysia Companies Act, a Malaysian company incorporated under the Malaysia Companies Act may only make a distribution to the shareholders out of profits of the company available if the company is solvent and if so authorized by its directors.

Labuan Companies Act

Correspondingly, the Labuan Companies Act provides that no dividend shall be payable to any shareholder of any Labuan company incorporated under the Labuan Companies Act except out of profits.

THE LAWS AND REGULATIONS OF SINGAPORE

The following section summarizes the principal laws and regulations of Singapore which are relevant to our business. As this is a summary, it does not purport to be an exhaustive description of all relevant laws and regulations of which our business is subject to and are only intended to provide general information as to relevant laws and regulations which our business may be subjected to.

Regulations on dividend distribution

The governing legislation for the distribution of dividends in Singapore is the Singapore Companies Act. Under section 403 of the Singapore Companies Act, no dividends can be paid to shareholders of a Singapore-incorporated company except out of profits, and there are certain restrictions on the use of profits for the purposes of dividend declaration. Any profits of a company applied towards the purchase or acquisition of its own shares pursuant to the share buyback provisions under the Singapore Companies Act, and any gains derived from the sale or disposal of treasury shares, cannot be payable as dividends to the shareholders of the company. The foregoing restriction does not apply to any part of the proceeds received by the company from a sale or disposal of its treasury shares which the company has applied towards the profits of the company where such part of the proceeds received from a sale or disposal of its treasury shares initially originated from (and was funded by) profits of the company in the first place.

In addition to complying with the Singapore Companies Act, the payment of dividends is also governed by case law and must be made in accordance with the company’s constitution and the Singapore Financial Reporting Standards. The Singapore Companies Act does not prescribe what constitutes distributable profits and guidance on this issue may be derived from case law.

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Regulations on labor and employment

The Employment Act 1968 of Singapore (the “Employment Act”) generally extends to all employees regardless of their designation, salary level or type of work performed, with the exception of certain groups of employees (i.e., seafarers, domestic workers and public workers). It provides employees falling within its ambit certain protections such as minimum notice periods, restrictions in relation to the deductions from wages, minimum days of annual and sick leave, maternity/paternity leave and paid childcare leave. The Employment Act also applies to employees who are foreigners so long as they fall within the definition of “employee” under the Employment Act.

Employers in Singapore owe a statutory obligation to contribute to a Central Provident Fund, under the Central Provident Fund Act 1953 of Singapore, in relation to wages for employees who are Singapore citizens or permanent residents of Singapore. The specific contribution rate to be made by employers varies depending on whether the employee is a Singapore citizen or permanent resident and the age group and wage band of the employee.

Other employment-related benefits which are prescribed by law include statutory requirements relating to work injury compensation, and workplace safety and health, under the Work Injury Compensation Act 2019 of Singapore and the Workplace Safety and Health Act 2006 of Singapore, respectively. In addition, the employment of foreign manpower in Singapore is also governed by the Employment of Foreign Manpower Act 1990 of Singapore.

Regulations on data protection

The Personal Data Protection Act 2012 of Singapore (the “PDPA”) generally requires organizations to give notice and obtain consents prior to collection, use or disclosure of personal data (data, whether true or not, about an individual who can be identified from that data or other accessible information), and to provide individuals with the right to access and correct their own personal data. Organizations have mandatory obligations to assess data breaches they suffer, and to notify the Singapore Personal Data Protection Commission (the “PDPC”) and relevant individuals where the data breach is of a certain severity. The PDPA also imposes various baseline obligations upon organizations in connection with permitted uses of, accountability for, the protection of, the retention of, and overseas transfers of, personal data. In addition, the PDPA requires organizations to check “Do-Not-Call” registries prior to sending marketing messages addressed to Singapore telephone numbers, through voice calls, fax or text messages, including text messages transmitted over the Internet.

The PDPA creates various offenses in connection with the improper use of personal data, certain methods of collecting personal data, and certain failures to comply with PDPA requirements. These offences may be applicable to organizations, their officers and/or their employees. Offenders are liable on conviction to fines and/or imprisonment. The PDPA empowers the PDPC with significant regulatory powers to ensure compliance with the PDPA, including powers to investigate, give directions, and impose a financial penalty of up to SGD1 million, or 10% of the organization’s annual turnover in Singapore, whichever is higher. In addition, the PDPA created a right of private action, pursuant to which the Singapore courts may grant damages, injunctions, and relief by way of declaration, to persons who suffer loss or damages directly as a result of contraventions of certain PDPA requirements.

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